ANUHCO, INC. SECOND QUARTER 1996 REPORT TO SHAREHOLDERS

Anuhco's second quarter 1996 results reflect the continued competitive pricing market in the transportation industry and the high level of fuel costs experienced so far this year. Consolidated income from continuing operations for the second quarter of 1996 was $362,000, or $0.05 per share, on operating revenue of $28.3 million; compared to $563,000, or $0.07 per share on operating revenue of $24.6 million during the same quarter of 1995. The second quarter 1995 results also included additional income from discontinued operations of $227,000, or $0.03 per share.
While second quarter operating results for Crouse Cartage Company, Anuhco's general commodities motor carrier, were down compared to 1995, less-than-truckload ("LTL") tonnage showed a 17.8% improvement. Second quarter operating income was $737,000 on revenue of $26.2 million versus $1,041,000 on revenue of $24.2 million during 1996 and 1995, respectively. Pressure on freight rates resulting from industry over-capacity pushed Crouse Cartage's revenue per hundredweight down 6.1% compared to the same quarter of 1995, while continued high fuel costs contributed to an increase in operating expense.
Agency Premium Resource, Inc. ("APR") and Universal Premium Acceptance Corporation ("UPAC"), Anuhco's insurance premium finance subsidiaries, generated operating income of $108,000 on net finance charges and fees earned of $2.1 million for the second quarter of 1996, after certain costs incurred on the acquisition and integration of UPAC. The back office operations of APR and UPAC are expected to be fully integrated by yearend. While some additional costs will be incurred in this process over the second half of 1996, the fully integrated operations of APR and UPAC will provide a nationwide presence and opportunity for further expansion in this market.
Anuhco completed a program to repurchase up to 10% of its outstanding shares, 755,700 shares, in May and immediately expanded this program to include an additional 10% of its then outstanding shares, 681,300 shares. Through June 30, 1996, Anuhco has repurchased 938,400 shares, or 12.4% of its common stock outstanding at the inception of the program.
Anuhco continues to maintain a strong cash and investment position of approximately $16.7 million as of June 30, 1996. In July 1996, AFS, Anuhco's discontinued operation, paid a dividend of $8.5 million to Anuhco from its excess cash and investments. After the dividend, AFS had remaining net assets of approximately $8 million, $6 million of which is in cash and investments.





Timothy P. O'Neil,                 Roy R. Laborde,
  President                          Chairman

August 12, 1996

                             ANUHCO, INC.
                UNAUDITED SUMMARY FINANCIAL STATEMENTS
                 (in thousands, except per share data)

                   CONSOLIDATED STATEMENTS OF INCOME
      Second Quarter and Six Months Ended June 30, 1996 and 1995

                                      Second Quarter     Six Months
                                      1996     1995     1996     1995
Operating Revenues                  $28,345  $24,569  $53,561  $49,200
Operating Expenses                   27,919   24,086   52,941   47,748
Operating Income                        426      483      620    1,452
Non-Operating Income                    209      505      634    1,135
Income From Continuing Operations
  Before Income Taxes                   635      988    1,254    2,587
Income Tax Provision                    273      425      539    1,113
Income From Continuing Operations       362      563      715    1,474
Income From Discontinued Operations      --      227       --      595
Net Income                           $  362   $  790   $  715  $ 2,069

Income Per Share -
 Continuing Operations               $ 0.05   $ 0.07   $ 0.10  $  0.19
 Discontinued Operations               0.00     0.03     0.00     0.08
  Total                              $ 0.05   $ 0.10   $ 0.10  $  0.27

Average Common Shares Outstanding     6,892    7,555    7,014    7,554

                      CONSOLIDATED BALANCE SHEETS

                                   06/30/96    12/31/95
               ASSETS
Cash and Short-Term Investments    $ 16,656     $33,983
Finance Accounts Receivable, net     38,565       8,290
Other Current Assets                 28,495      26,260
 Total Current Assets                83,716      68,533
Operating Property, net              18,937      16,223
Intangible and Other Assets          10,004       3,670
                                   $112,657     $88,426

  LIABILITIES AND SHAREHOLDERS' EQUITY

Notes Payable, Secured             $ 24,297     $   --
Other Current Liabilities            11,064      7,603
 Total Current Liabilities           35,361      7,603
Deferred Income Taxes                   624        543
Shareholders' Equity                 76,672     80,280
                                   $112,657    $88,426

    Anuhco, Inc. 8245 Nieman Road, Suite 100, Lenexa, Kansas 66214
                            (913) 859-0055